EXHIBIT 99.1

Flora Growth Closes Acquisition of Franchise Global

Health, Cementing Foothold in Germany and the

European Union

•	The transformative acquisition is expected to connect Flora Growth’s Colombian-grown cannabis directly with German-based pharmaceutical and medical cannabis distribution.
•	The deal establishes a foothold in Germany allowing for medical cannabis sales across 1,200+ pharmacies and the distribution of pharmaceutical products across 28 countries. The deal also provides additional upside to Flora should Germany legalize adult-use, recreational cannabis.
•	Franchise Global Health (TSXV: FGH) revenues and gross profit for the nine-month period ended September 30, 2022 were C$42.0 million (~US$32.7 million) and C$2.8 million (~US$2.5 million), respectively.
•	Flora Growth (NASDAQ:FLGC) reported $25.7 million in revenue and $11.5 million of gross profit for the nine-month period ended September 30, 2022.
•	The all-stock acquisition of Franchise Global Health Inc. includes the indirect acquisition of its subsidiaries, Phatebo GmbH, a leading distributor of export pharmaceuticals and medical cannabis products to the European Union, and ACA Müller ADAG Pharma Vertriebs GmbH, which holds the first German medical cannabis import and distribution license, granted in 2017.

FORT LAUDERDALE, FLORIDA, TORONTO, ONTARIO – December 27, 2022 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora’’ or the “Company”), a leading all-outdoor cultivator, manufacturer and distributor of global cannabis products and brands, announced today, that on December 23, 2022, it closed the previously disclosed acquisition of all of the issued and outstanding shares of Franchise Global Health Inc. (TSXV: FGH) (“FGH”), a multi-national operator in the medical cannabis and pharmaceutical industry, with principal operations in Germany.

“We view this acquisition as transformational as Flora pursues its strategic growth plan to lead the global market for cannabis and its derivatives,” said Luis Merchan, Chairman and CEO of Flora. “Flora has now secured a crucial footprint in an established international cannabis market, providing a unique opportunity for operational synergies and diversified growth. The acquisition adds to our distribution network, expanding our client base, and increases our ability to distribute wholesale cannabis products at scale into the European Union.”

At the end of November, Flora announced it achieved revenues of $25.7 million and gross profit of $11.5 million for the nine-month period ended September 30, 2022, representing increases of 510% and 606%, respectively, year over year. As of September 30, 2022, the Company had cash of $5.9 million. On December 13, 2022, Flora raised gross proceeds of $5.0 million through a registered direct offering, further bolstering its liquidity position.

FGH’s revenues and gross profit for the nine-month period ended September 30, 2022 were C$42.0 million (~US$32.7 million) and C$2.8 million (~US$2.5 million), respectively. FGH’s German reportable segment earned C$0.6 million (~US$0.5 million) in net income for the same period.

FGH’s German businesses operate primarily in the pharmaceutical, medical device and medicinal cannabis import and distribution markets, servicing more than 1,200 pharmacies in Germany and providing non-cannabis medical products to 28 additional countries.

The transformative deal accelerates Flora’s expansion in Europe’s largest medical cannabis market as Germany moves toward the launch of an adult-use market estimated to be worth over $1 billion1 by 2026. The Company believes Flora and FGH’s combined wealth of knowledge and intellectual property position the Company well for the potential incoming recreational market.

“We are glad to complete this acquisition as we head into 2023. Together, we can now offer one of the world’s leading cultivators access to the burgeoning German market and establish new inroads into other markets in the European Union,” said Clifford Starke, CEO of FGH.

The medical cannabis market in Germany is valued at roughly $122 million2, with growth of ~25% in 2021 compared to 2020 and a CAGR of ~55% since 2017. An estimated 150,000 German patients benefit from medical cannabis and 90% of Germany’s population of 83 million people are covered by statutory health insurance.

About the Transaction

The transaction was consummated by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), pursuant to which Flora acquired all the issued and outstanding common shares of FGH in exchange for 43,525,951 Flora common shares. The Flora common shares delivered to the former shareholders of FGH are restricted from being sold for a period of ninety (90) days following the completion of the Arrangement. Effective upon the closing of the Arrangement, Mr. Starke, formerly the CEO of FGH, and Mr. Edward Woo, formerly the COO of FGH, were appointed as members of Flora’s Board of Directors. The Arrangement was approved by the Supreme Court of British Columbia and by shareholders of FGH holding in excess of 66 2/3% of the votes cast at a meeting of FGH shareholders. For further information on the Arrangement, reference is made to Flora’s current report on Form 6-K, filed today with the Securities and Exchange Commission.

About Flora Growth Corp.

Flora is building a connected, design-led collective of plant-based wellness and lifestyle brands designed to deliver the most compelling customer experiences in the world, one community at a time. As the operator of one of the largest outdoor cannabis cultivation facilities, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its commercial, house of brands, and life sciences divisions. Visit www.floragrowth.com or follow @floragrowthcorp on social media for more information.

About Franchise Global Health Inc.

Franchise Global Health Inc., through its subsidiaries, is a multi-national operator in the medical cannabis and pharmaceutical industries, with principal operations in Germany and with operations, assets, strategic partnerships and investments internationally. FGH’s business objective is to develop a fully-integrated, leading European medical cannabis business, with the goal of providing high-quality pharmaceutical-grade medical cannabis to distribution partners and, ultimately, to patients, at competitive prices.

1-Statista - Forecast sales of adult-use cannabis in Germany from 2024 to 2026, by scenario

2-Statista - German Medical Market

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Contacts

Investor Relations:

Sean Mansouri, CFA

ir@floragrowth.com

Commercial Wholesale:

James Williams

James.Williams@floragrowth.com

Public Relations:

Cassandra Dowell

 +1 (858) 221-8001

 flora@cmwmedia.com

Cautionary Statement Concerning Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking statements reflect Flora’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including without  limitation,  statements  regarding  the  operations,  business,  financial  condition,  expected  financial  results,  performance,  prospects,  opportunities,  priorities,  targets,  goals,  ongoing  objectives,  milestones,  strategies,  and  outlook  of  Flora, the successful implementation of FGH’s assets, the continued success of FGH’s German business and the cannabis market, as well as those described under the section entitled “Risk Factors” in Flora’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 9, 2022, as amended, as such factors may be updated from time to time in Flora’s periodic filings with the U.S. Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov, and on Flora’s issuer profile on SEDAR at www.sedar.com. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Such factors, among other things, include: the timing and unpredictability  of  regulatory  actions; expectations of the cannabis market; opposition to the cannabinoid industry; limited operating history and net losses; exposure to product liability; risks associated with product recalls; product viability; regulatory, legislative, legal or  other  developments  with  respect  to  its  operations  or  business; product  development;  unfavorable  publicity  or  consumer perception; general economic conditions and financial markets; the impact of increasing competition; the loss of key management personnel; capital requirements and liquidity; access to capital; the timing and amount of capital expenditures; and general market and economic conditions. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Flora’s filings with the SEC and the applicable Canadian securities commissions. While forward-looking statements reflect Flora’s good faith beliefs, reasonable assumptions and estimates of Flora, they are not guarantees of future performance. Flora disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Flora (or to third parties making the forward-looking statements).

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